Exhibit 99.1

Aquasition Corp. Announces Separate Trading of its Common Stock and Warrants

NEW YORK, Jan. 22, 2013 /PRNewswire/ — Aquasition Corp. (AQUUU) (the "Company") today announced that, commencing on January 23, 2013, the holders of the Company's units may separately trade the common stock and warrants included in such units. The symbols for the common stock, warrants and units are AQU, AQUUW, and AQUUU, respectively.

Aquasition Corp. is a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more businesses or assets.